

November 1, 2012

<u>Via E-mail</u>
Mr. John Skibski
Chief Financial Officer
MBT Financial Corp.
102 E. Front St.
Monroe, MI 48161

> **Re: MBT Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 000-30973**

Dear Mr. Skibski:

We have reviewed your response letter dated October 12, 2012 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Notes to Consolidated Financial Statements</u>

<u>(3) Investment Securities, pages 43-46</u>

1. We have reviewed your response to our prior comment one from our letter dated October 2, 2012. While your response provides the requested information regarding default rates, we are unable to locate this information for your <u>deferral</u> rates. As previously requested, please tell us the actual long-term deferral rates used in your cash flow projections and explain to us in more detail how those were developed. Specifically, tell us whether you identified certain banks that you believed would stop paying interest but did not include any projected deferral amounts for the remainder of banks in the pool or if you did not include projected deferrals for periods after a certain date. If either is true, explain to us how your methodology for developing

long-term deferral rates considered the different credit characteristics of the collateral underlying each security.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions, you may contact me at (202) 551-3474.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant